Exhibit 99.1

Bright Scholar Announces US$50 million Share Repurchase Program

FOSHAN, November 11, 2020 /PRNewswire/ – Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), a global premier education service company, today announced that its board of directors (the “Board”) has approved a US$50 million share repurchase program, effective from November 20, 2020 and expiring on November 19, 2021.

Under the share repurchase program, the Company may repurchase up to US$50 million worth of its outstanding American depositary shares (“ADSs”) representing its Class A ordinary shares within the 12 months, subject to market conditions. The Company may periodically repurchase its ADSs for cash in open market purchases, in compliance with applicable federal securities laws. In addition, the share repurchase program may be modified, suspended or terminated by the Board any time without prior notice. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including without limitation, price, trading volume and general market conditions, along with the Company’s working capital requirements, general business conditions and other factors. Repurchases under the share repurchase program will be funded from the Company’s existing cash and cash equivalents or future cash provided by operating activities.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, dedicated to providing quality international education to global students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of August 31, 2020, Bright Scholar operated 81 schools across ten provinces in China and eight schools overseas, covering the breadth of K-12 academic needs of its students. In the fiscal year ended August 31, 2020, Bright Scholar had an average of 51,825 students enrolled at its schools.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507